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SEC FILE NUMBER
48544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Winklevoss Insurance Agency, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 W Putnam Ave
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Vasile	2038615569	michael.vasile@winklevossconsultants.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lilling & Company LLP
(Name – if individual, state last, first, and middle name)

Two Seaview Blvd, Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

3/31/2009	3480
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Howard Winklevoss_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Winklevoss Insurance Agency, LLC_____, as of __6/30_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Manager, Chief Compliance

Notary Public

KATHERINNE G GONZALES
Notary Public, State of Connecticut
My Commission Expires Sep 30, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WINKLEVOSS INSURANCE AGENCY, LLC

*FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AS OF AND FOR THE YEAR ENDED JUNE 30, 2025*

*WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934*



Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Winklevoss Insurance Agency, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Winklevoss Insurance Agency, LLC as of June 30, 2025, the related statements of operations, changes in member's equity, and cash flows, for the year ended June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Winklevoss Insurance Agency, LLC's management. Our responsibility is to express an opinion on Winklevoss Insurance Agency, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Winklevoss Insurance Agency, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Winklevoss Insurance Agency, LLC's financial statements. The supplemental information is the responsibility of Winklevoss Insurance Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling & Company

Lilling & Company LLP
We have served as Winklevoss Insurance Agency, LLC's auditor since 2009.
Port Washington, New York
August 21, 2025

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash	$	478,945
Accounts receivable		156,727
Prepaid expenses		1,403
	$	637,075

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Management fees payable, related party	$	36,391
Taxes payable, related party		59,662
Accrued expenses		17,257
		113,310
Member's equity		523,765
	$	637,075

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2025

REVENUES

Commission income	$ 1,164,297

EXPENSES

Professional Fees	110,775
Salaries and Benefits	53,173
Other Operating Expenses	78,172
Commission Expense	57,643
Rent and Occupancy	10,999
	310,762
Income before taxes	853,535
State Income Taxes	59,662
NET INCOME	$ 793,873

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2025

Balance - beginning	$ 329,892
Net income	793,873
Distributions to Parent	(600,000)
Balance - end	$ 523,765

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2025

Cash flows from operating activities		
Net income	$	793,873
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(11,019)
Prepaid expenses		1,219
Management fees payable, related party		(5,771)
Taxes payable, related party		(21,239)
Accrued expenses		3,561
Total adjustments		(33,249)
Net cash provided by operating activities		760,624
Cash flows from financing activities		
Distributions to parent		(600,000)
Net cash used in financing activities		(600,000)
NET CHANGE IN CASH		160,624
CASH - BEGINNING		318,321
CASH - END	$	478,945

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes (paid to Winklevoss Consultants Inc.)	$	80,901

See notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Winklevoss Insurance Agency, LLC (the "Company") is a Delaware limited liability company and is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a licensed insurance agency in the business of advising corporations, banks and other institutions in the private placement of variable life insurance products and securities. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2025.

   The Company is wholly owned by Winklevoss LLC ("Parent"), a limited liability company which in turn is wholly owned by Winklevoss Consultants Inc., an S Corporation.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates

   Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

   Revenue Recognition

   The Company follows ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

   The Company's principal source of revenue is commissions earned from the sale of variable

life and variable annuity insurance products ("insurance products"). The Company has a single performance obligation to sell the variable life and variable annuity products defined in each contract. The performance obligation is satisfied at the time of the sale of each individual insurance product, but the amount to be received for selling commissions is uncertain, as it is dependent on the value of the underlying separate account values at future points in time as well as the length of time the investor holds the insurance policy, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the value of the underlying separate account values and the investor activities are known, which is generally on a monthly or quarterly basis.

The Company's revenue is primarily received from two client contracts, one with three policy holders and associated life insurance policies and the other consisting of approximately 23 underlying accounts for annuity insurance policies.

Accounts Receivable

Accounts receivable is recorded at amounts billed and presented on the statement of financial condition net of allowance for credit losses, if applicable. The accounts receivable of $156,727 at June 30, 2025 is due from two broker-dealer clients.

The following table presents opening and closing balances of accounts receivable, contract assets and contract liabilities associated with the Company's commission revenue.

	July 1, 2024	June 30, 2025
Accounts receivable	$145,708	$156,727
Contract Assets	$0	$0
Contract Liabilities	$0	$0

Allowance for Credit Losses

As per ASC Topic 326, Financial Instruments - Credit Losses, the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance was required as of June 30, 2025.

Income Taxes

The Company operates as a limited liability company and is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported by the single owner-member company, the Parent (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Winklevoss Consultants Inc. is taxed as an S Corporation for federal income tax purposes and is not subject to federal income taxes.

Winklevoss Consultants Inc. is subject to the State of Connecticut Pass-Through Entity Tax. The Company has elected to recognize this tax as if it filed on a separate return basis and the amount of the current tax or benefit calculated is either remitted to or received from Winklevoss Consultants Inc. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years if applicable. For the year ended June 30, 2025, current income tax was $59,662 and there were no deferred income taxes.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require recognition or disclosure. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Concentration of Risk

The Company's revenue is earned primarily from two clients. One client accounted for approximately 71% of total revenue and another client was approximately 29% of total revenue.

Cash

Cash consists of cash in banks, held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurable limit was $228,945 as of June 30, 2025. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is remote.

WINKLEVOSS INSURANCE AGENCY, LLC

3.   **RELATED PARTY TRANSACTIONS**

The Company is party to a management agreement with the Parent. The agreement states that significant management infrastructure and operating expenses are to be provided by the Parent and billed to the Company as a quarterly management fee. Allocation of the shared expenses incurred by the Parent to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues allocation factors. Management believes this formula reasonably reflects the allocation of operating expenses between the Company and the Parent. On June 30, 2025, the management fees payable, related party balance was $36,391 as presented in the Statement of Financial Condition and is due on demand without interest.

The Company pays Winklevoss Consultants Inc. the taxes accrued by the Company which are remitted to the Connecticut Department of Revenue Services. For the year ended June 30, 2025, the Company has accrued $59,662 of state income taxes, which is included in State Income Taxes in the Statement of Operations. At June 30, 2025, the taxes payable, related party balance was $59,662 and was due to Winklevoss Consultants Inc.

During the year ended June 30, 2025, the company incurred $134,739 of expenses under the management agreement, which is included in the following categories in the Statement of Operations:

Salaries and Benefits	$53,173
Rent and Occupancy	10,999
Other Operating Expenses	70,567
Total	$134,739

4.   **CONTINGENCIES AND RISKS**

From time to time the Company may be subject to arbitrations and is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such arbitrations and inquiries will not materially affect the Company's financial position or results of operations.

5.   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

6. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2025, the Company had net capital of $522,362, which was $514,808 in excess of its required net capital of $7,554. The Company had a percentage of aggregate indebtedness to net capital of 22% as of June 30, 2025.

7. **SINGLE REPORTABLE SEGMENT**

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or the timing of distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 71% and 29% of its total revenues from two external customers during the year ended June 30, 2025.

8. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2025, and through August 21, 2025, the date of the filing of this report.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2025

WINKLEVOSS INSURANCE AGENCY, LLC **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2025

NET CAPITAL		
Member's equity	$	523,765
Deductions and/or charges:		
Non-allowable assets		1,403
Net capital before haircuts on securities positions		522,362
Haircuts and undue concentration		-
NET CAPITAL	$	522,362
AGGREGATE INDEBTEDNESS	$	113,310
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (calculated as the greater of $5,000 or 6 2/3 % of aggregate indebtedness)	$	7,554
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	514,808
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		22%

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5 as of June 30, 2025

See independent auditors' report



Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Winklevoss Insurance Agency, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Winklevoss Insurance Agency, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) or Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
August 21, 2025



WINKLEVOSS
CONSULTANTS

Exemption Report
Year Ended June 30, 2025

Winklevoss Insurance Agency, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): [1]

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Winklevoss Insurance Agency, LLC

I, Howard Winklevoss, affirm that, to my best knowledge and belief, this exemption report is true and correct.

Manager, Chief Compliance Officer
8/21/2025

Winklevoss Insurance Agency, LLC • 640 W Putnam Ave • Greenwich, CT 06830 • Tel: 203 861-5500